SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                    FORM U-57


                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended




                             ECK GENERATING, S.R.O.




                                       by

                         TECO Power Services Corporation

                            702 North Franklin Street
                              Tampa, Florida 33602

          TECO Power Services Corporation, a Florida corporation ("TPS"), acting on behalf of ECK Generating, s.r.o., a limited liability company organized under the laws of the Czech Republic ("ECKG"), hereby notifies the Commission, pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57 thereunder, that ECKG is a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the Act, and hereby claims for ECKG the status of a FUCO under the Act.

          ECKG does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither ECKG nor any of its subsidiary companies is or will be a public utility operating in the United States.

          Notifications of FUCO status were previously filed on behalf of ECKG on September 11, 1996, and on March 24, 1999.


                                     ITEM 1

Name and Business Address
-------------------------

ECK Generating, s.r.o.
272 03 Kladno
Dubska-Teplarna
Czech Republic


Description of Facilities
-------------------------

          Applicant operates owned and leased facilities, all of which are in Kladno, Czech Republic, used for the generation and associated transmission and distribution of electric energy for sale (together, the "Facility"). The leased facilities consist of 28 MW of electrical generating capacity, including a coal-fired boiler, water pumping station and related piping and water storage tanks, one condensing extraction steam turbine-generator unit, one back pressure turbine generator unit, and associated transformer, switch gears, and cabling used to effect retail sales. Applicant owns and operates additional adjacent facilities that increase the Facility's net electric capacity to approximately 344 MW, consisting of a 250 MW coal-fired steam generating plant, a 66 MW


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gas-fired combustion turbine, plus associated transformers and switchgear, and two sub-interconnection lines connecting the power station to two different substations. Applicant will sell power provided by the Facility to wholesale customers, and to certain industrial customers located outside the United States. Applicant also will sell products incidental to, or by-products, of the Facility's generation of electric power, such as steam and water.


Ownership
---------

          Matra Powerplant Holdings B.V., a Netherlands company ("Matra"), holds an eighty-nine percent (89%) equity interest in ECKG. Stredoceska Energeticke, a.s., a Czech joint-stock company, which is one of the eight Czech Republic government-owned regional electricity distribution companies and which operates in the Central Bohemia region of the Czech Republic, holds an 11% equity interest in ECKG.

          The ownership of Matra is as follows:

o Nations Kladno B.V., a Netherlands company ("NK"), owns a thirty percent (30%) equity interest in Matra. NK is owned:
          (i) fifty percent (50%) by TM Kladno B.V., a Netherlands limited liability company and a wholly-owned, indirect subsidiary of TM Power Ventures L.L.C., a Delaware company ("TMPV") and a subsidiary of TPS and Mosbacher Power Partners, L.P., a Delaware limited partnership ("MPP"); and
          (ii) fifty percent (50%) by TM Czech Power II L.L.C., a Delaware limited liability company ("TMCP II"), which is owned (a) ninety-nine percent (99%) by TMPV, (b) five-tenths percent (0.5%) by TPS, and (c) five-tenths percent (0.5%) by MPP.
     TPS is a wholly-owned subsidiary of TECO Energy, Inc., a Florida corporation ("TECO"), which is an exempt holding company.

o Kladno Power (No. 2) B.V., a Netherlands company ("Kladno Power"), holds a 50% equity interest in Matra. Kladno Power is a wholly-owned subsidiary of NRG Energy, Inc., a Delaware corporation ("NRG"). NRG is an indirect, wholly-owned subsidiary of Northern States Power Company (Minnesota), a Minnesota corporation ("NSP"), which is an exempt holding company.

o El Paso Kladno B.V., a Netherlands company ("El Paso Kladno"), holds a 20% equity interest in Matra. El Paso Kladno is a direct, wholly-owned subsidiary of El Paso Energy International Company, a Delaware corporation


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
     ("El Paso International"). El Paso International is a wholly-owned subsidiary of El Paso Energy Corporation, a Delaware corporation.


                                     ITEM 2

          The domestic associate public utility companies of ECKG are: (i) Tampa Electric Company ("Tampa Electric"), a Florida corporation; (ii) Hardee Power Partners, Ltd. ("Hardee"), a Florida limited partnership; (iii) NSP; and (iv) Northern States Power Company (Wisconsin) ("NSPW"), a Wisconsin corporation. Tampa Electric and Hardee are indirect, wholly-owned subsidiaries of TECO Energy, Inc., and NSPW is a wholly-owned subsidiary of NSP.

          None of these utility companies has made an investment in, and none of these utility companies has any contractual relationship with, ECKG, nor is any such investment or contractual relationship contemplated.

          State certifications, as required under Section 33(a)(2) of the Act, have been received from the following state commissions:

               Arizona Corporation Commission
               Florida Public Service Commission
               Michigan Public Service Commission
               Minnesota Public Utilities Commission
               North Dakota Public Service Commission
               South Dakota Public Utilities Commission
               Wisconsin Public Service Commission

          The Florida Public Service Commission certification is attached to the Notification of FUCO status filed by TPS on behalf of ECKG on March 24, 1999 and is incorporated herein by reference; the remaining certifications are attached to the Notification of FUCO Status filed by Nations Energy Corp. on behalf of ECKG on September 11, 1996, and also are incorporated herein by reference.


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          The Commission is requested to mail copies of all correspondence relating to this Notification to:

     Sheila M. McDevitt, Esq.                Judith A. Center, Esq.
     Vice President and General              W. Mason Emnett, Esq.
      Counsel                                Skadden, Arps, Slate, Meagher
     TECO Energy, Inc.                        & Flom LLP
     702 North Franklin Street               1440 New York Avenue, N.W.
     Tampa, Florida 33602                    Washington, D.C. 20005


                                    SIGNATURE

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                        TECO POWER SERVICES CORPORATION



                                        By:  /s/ Richard E. Ludwig
                                             -----------------------------------
                                             Name:  Richard E. Ludwig
                                             Title: President


Date:  February 9, 2000


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